EXHIBIT 99.1

For Immediate Release	Date: February 14, 2018
18-7-TR

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2017

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted profit attributable to shareholders of $700 million ($1.21 per share) in the fourth quarter compared with $930 million ($1.61 per share) a year ago. Annual adjusted profit attributable to shareholders for 2017 was $2.6 billion, or $4.45 per share, compared with $1.1 billion, or $1.91 per share in 2016. Annual profit attributable to shareholders was $2.5 billion, or $4.34 per share, compared with $1.0 billion in 2016, or $1.80 per share.

“We are very pleased with our results for the year, with adjusted earnings and EBITDA of $2.6 billion and $5.7 billion, respectively,” said Don Lindsay, President and CEO. “With our strong operating results, we achieved record revenues and cash flow from operations in 2017. Our financial position is very strong and with the startup of Fort Hills and favourable markets for our key products, we are well positioned for the coming year.”

Highlights and Significant Items

—	In 2017, we achieved record revenues of $12.0 billion and record cash flow from operations of $5.1 billion as a result of a favourable commodity price environment and our ongoing focus on cost control at all our key assets.

—	Adjusted profit was $700 million ($1.21 per share) in the fourth quarter compared with $930 million ($1.61 per share) in the fourth quarter of last year. Profit attributable to shareholders was $760 million ($1.32 per share) in the fourth quarter compared with $697 million ($1.21 per share) a year ago. Annual adjusted profit attributable to shareholders was $2.6 billion, or $4.45 per share, compared with $1.1 billion in 2016, or $1.91 per share. Annual profit attributable to shareholders was $2.5 billion, or $4.34 per share, compared with $1.0 billion in 2016, or $1.80 per share.

—	EBITDA was $1.6 billion in the fourth quarter, the same as a year ago. Adjusted EBITDA for the quarter totaled $1.5 billion compared with $1.9 billion last year. Our annual EBITDA was $5.6 billion in 2017 compared to $3.4 billion in 2016 and adjusted EBITDA was $5.7 billion compared with $3.5 billion in 2016.

—	Gross profit was $1.3 billion in the fourth quarter compared with $1.6 billion a year ago and before depreciation and amortization was $1.7 billion compared with $2.0 billion in the fourth quarter of 2016.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	Cash flow from operations of $1.5 billion in the fourth quarter was the same as a year ago. Cash flow from operations for the year was a record $5.1 billion compared with $3.1 billion in 2016.

—	Our liquidity remains strong at approximately $4.8 billion, including US$3.0 billion of undrawn, committed credit facilities and $1.0 billion of cash at February 13, 2018. During the quarter, we extended the maturity date of our US$3.0 billion credit facility from July 2020 to October 2022. We expect to realize $1.2 billion in cash on closing of the sale of our two-thirds interest in the Waneta Dam, which we do not expect to close before the third quarter of 2018.

—	Fort Hills produced its first oil on January 27 and remains on track to reach 90% of capacity by the end of 2018. The first train is currently producing and ramping up to capacity. The two remaining secondary extraction trains are mechanically complete, are currently being insulated and expected to begin producing on schedule in the first half of 2018.

—	During the fourth quarter, we acquired an additional working interest in Fort Hills, increasing our interest to 20.89% from 20.0% for a cost of $121 million. Our interest has continued to increase and depending on the final project cost and funding elections we make, we expect our final ownership interest to be approximately 21.3%.

—	In December, we paid a dividend of $0.45 per share consisting of a supplemental dividend of $0.40 per share and our regular base quarterly dividend of $0.05 per share, which totaled approximately $260 million. In addition, taking into account our strong cash position, we also announced our intention to apply an additional $230 million to the repurchase of shares through March 31, 2018, of which 5.9 million Class B subordinate voting shares were repurchased for $175 million in the fourth quarter.

—	In November, for the first time, we were named as one of Canada’s Top 100 Employers by Mediacorp.

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This news release is dated as at February 14, 2018. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2016, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We recorded strong financial results in the fourth quarter recording gross profits of $1.3 billion, cash flow from operations of $1.5 billion, and EBITDA of $1.6 billion. These results were primarily the consequence of a favourable commodity price environment and our ongoing focus on cost control at all of our key assets. In 2017, we achieved record annual cash flow from operations of $5.1 billion, annual adjusted EBITDA of $5.7 billion and annual gross profit before depreciation and amortization of $6.1 billion.

In light of our strong profits and cash flows in 2017, we retired US$1.3 billion of our term notes, returned $344 million to shareholders in the year through dividends and paid $175 million to repurchase 5.9 million Class B subordinate voting shares in the fourth quarter. Our board has directed management to purchase an aggregate of $230 million of Class B subordinate voting shares by the end of March 2018.

Fourth quarter prices for copper and zinc were 29% higher compared with the same period a year ago. Our realized U.S. dollar steelmaking coal prices increased by 7% from the third quarter of 2017, but were 18% lower than the fourth quarter of 2016 when spot prices had reached US$300 per tonne. Copper prices reached a three-year high closing the year at US$3.25 per pound and zinc prices reached a ten-year high in October at US$1.51 per pound. A stronger Canadian dollar during the quarter partly offset the higher commodity prices as our products are sold in U.S. dollars.

Fort Hills achieved first oil on January 27 and remains on track to reach 90% capacity by the end of 2018. All three secondary extraction trains are mechanically complete. The first train is now producing and ramping up to capacity. The second and third trains are currently being insulated and are expected to begin producing on schedule in the first half of 2018.

With the completion of our Fort Hills project, our strong financial position, favourable markets for our key products and an improved oil price market, we are well positioned for ongoing profitability and strong cash flows.

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Profit and Adjusted Profit(1)

Profit attributable to shareholders was $760 million, or $1.32 per share, in the fourth quarter compared with $697 million, or $1.21 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the fourth quarter was $700 million, or $1.21 per share compared with $930 million, or $1.61 per share, in the same period last year. The table below outlines the adjustments we make to arrive at adjusted profit. The most significant of these adjustments relates to a $131 million after-tax impairment reversal related to our steelmaking coal assets as a result of an improvement in the outlook for steelmaking coal prices. We also recorded one-time deferred income tax adjustments related to the reduction of U.S. corporate tax rates as a consequence of tax reform, partly offset by British Columbia’s provincial corporate tax increase. In addition, we included an adjustment for an environmental provision primarily related to enacted changes in environmental soil standards that affect our Trail Operations.

The decrease in our adjusted profit in the fourth quarter of 2017, in comparison with the prior year, was primarily the result of a decline in the contribution from our steelmaking coal business unit as a result of lower prices and sales volumes compared with the fourth quarter of 2016. In addition, the weaker U.S. dollar in the fourth quarter compared with a year ago also had a negative effect on our earnings. Partly offsetting these items were stronger copper and zinc prices in the fourth quarter, both of which reached multi-year highs.

Profit and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016

Profit attributable to shareholders	$760	$697	$2,509	$1,040
Add (deduct):
Debt repurchase (gains) losses	–	(24)	159	(44)
Debt prepayment option loss (gain)	10	(12)	(38)	(84)
Asset sales and provisions	(4)	10	(29)	(53)
Foreign exchange losses (gains)	15	16	(4)	(45)
Collective agreement charges	–	32	29	42
Environmental provisions	60	–	60	–
Impairment charges (reversals)	(100)	198	(100)	217
Tax and other items	(41)	13	(41)	30
Break fee in respect of Waneta Dam sale	–	–	24	–
Adjusted profit[1]	$700	$930	$2,569	$1,103
Adjusted earnings per share[1]	$1.21	$1.61	$4.45	$1.91

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share-based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in a $40 million charge to after-tax profits ($40 million before-tax) in the fourth quarter, or $0.07 per share ($0.05 per share — fourth quarter 2016). We do not adjust our reported profit for these items as they occur on a regular basis.

Note:
1)  Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2017	2016	2017	2016

Revenues and profit
Revenues	$3,207	$3,557	$12,048	$9,300
Gross profit before depreciation and amortization[1]	$1,657	$1,964	$6,096	$3,781
Gross profit	$1,284	$1,577	$4,629	$2,396
EBITDA[1]	$1,580	$1,561	$5,626	$3,350
Profit attributable to shareholders	$760	$697	$2,509	$1,040

Cash flow
Cash flow from operations	$1,464	$1,490	$5,066	$3,056
Property, plant and equipment expenditures	$546	$417	$1,621	$1,416
Capitalized stripping costs	$178	$108	$678	$477
Investments	$160	$19	$309	$114

Balance Sheet
Cash balances			$952	$1,407
Total assets			$37,058	$35,629
Debt, including current portion			$6,369	$8,343

Per share amounts
Profit attributable to shareholders	$1.32	$1.21	$4.34	$1.80
Dividends declared and paid	$0.45	$0.05	$0.60	$0.10

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.9	7.3	26.6	27.6
Copper[2]	78	72	287	324
Zinc in concentrate	171	152	659	662
Zinc - refined	80	81	310	312

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.4	6.9	26.8	27.0
Copper[2]	82	75	283	325
Zinc in concentrate	213	240	651	677
Zinc - refined	82	84	309	312

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$170	$207	$176	$115
Steelmaking coal (realized CAD$/tonne)	$217	$277	$229	$153
Copper (LME cash - US$/pound)	$3.09	$2.39	$2.80	$2.21
Zinc (LME cash - US$/ pound)	$1.47	$1.14	$1.31	$0.95
Average exchange rate (C$ per US$1.00)	$1.27	$1.33	$1.30	$1.33

Gross profit margins before depreciation[1]
Steelmaking coal	59%	69%	61%	48%
Copper	56%	42%	48%	39%
Zinc	39%	36%	34%	31%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Revenues
Steelmaking coal	$1,387	$1,933	$6,152	$4,144
Copper	760	540	2,400	2,007
Zinc	1,060	1,083	3,496	3,147
Energy	–	1	–	2
Total	$3,207	$3,557	$12,048	$9,300

Gross profit, before depreciation and amortization[1]
Steelmaking coal	$821	$1,343	$3,769	$2,007
Copper	425	226	1,154	788
Zinc	411	394	1,173	984
Energy	–	1	–	2
Total	$1,657	$1,964	$6,096	$3,781

Gross profit
Steelmaking coal	$638	$1,178	$3,044	$1,379
Copper	296	52	618	190
Zinc	350	348	967	830
Energy	–	(1)	–	(3)
Total	$1,284	$1,577	$4,629	$2,396

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016

Steelmaking coal price (realized US$/tonne)	$170	$207	$176	$115
Steelmaking coal price (realized CAD$/tonne)	$217	$277	$229	$153
Production (million tonnes)	6.9	7.3	26.6	27.6
Sales (million tonnes)	6.4	6.9	26.8	27.0
Gross profit, before depreciation and amortization[1]	$821	$1,343	$3,769	$2,007
Gross profit	$638	$1,178	$3,044	$1,379
Property, plant and equipment expenditures	$72	$27	$167	$71

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit was $638 million compared with $1.2 billion a year ago. Gross profit before depreciation and amortization in the fourth quarter declined by $522 million from a year ago (see table below), primarily due to a US$37 per tonne decrease in the average steelmaking coal price and partly due to lower sales volumes.

Fourth quarter sales of 6.4 million tonnes were 8% lower than a year ago and were negatively affected by two CP mainline derailments in November, coupled with underperformance at Westshore Terminals in the fourth quarter. Fourth quarter sales volumes in 2016 represented record volumes for that period.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2016	$1,343
Increase (decrease):
Steelmaking coal price realized (in $US)	(316)
Effect of exchange rates	(68)
Sales volume	(117)
Unit operating costs	(70)
Collective agreement charge (2016)	49
Net decrease	(522)
As reported in current quarter	$821

In the fourth quarter, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million non-cash, pre-tax reversal of an impairment charge that we took against our steelmaking coal operations in 2015.

Property, plant and equipment expenditures totaled $72 million in the fourth quarter. Capitalized stripping costs were $132 million in the fourth quarter compared with $63 million a year ago.

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Markets

Cyclone Debbie, which hit Australia in late March 2017, caused steelmaking coal prices to spike above US$300 per tonne for the fourth time since 2008. Prices subsequently corrected back to the US$140 to US$150 per tonne range, but increased steadily in the second half of 2017. The steady pace of price increases has been the result of numerous factors, including strong steel pricing and demand in China aided by ongoing closure of excess capacity, robust steel production and pricing in the rest of the world due to an improving global economy and reduced steel exports from China, as well as constrained steelmaking coal supply resulting from continuing logistics and production issues that have impacted key Australian mines. Depletion and closure of some Eastern European domestic mines also created additional demand for seaborne steelmaking coal from European steel mills.

Coincident with the cyclone-induced price spike in April, the pricing methodology for our quarterly contract sales changed from a negotiated quarterly benchmark to an index-linked pricing mechanism based on the average of key premium steelmaking coal price assessments, effective April 1, 2017. Quarterly priced sales represent approximately 40% of Teck’s sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Prices for lower grade semi-soft coals and pulverised coal injection (PCI) continue to be negotiated on a quarterly benchmark basis.

Operations

Fourth quarter production was 6.9 million tonnes, 4% below our record production in the same period a year ago. This strong performance was primarily attributable to higher available raw coal in the fourth quarter of 2016, which enabled us to respond to tight supply and robust demand after the downturn in the prior quarters. Mine productivity challenges at two of our smaller operations continued to affect our ability to access some coal reserves and contributed to the slightly lower production when compared to the same quarter a year ago.

The business unit achieved record total material movement in the fourth quarter of 77 million bank cubic metres of material, a 15% increase over the same quarter a year ago. The operations are now staffed to fully utilize equipment fleets and productivities have returned to historical high performance levels. As a result, we are well positioned to respond to the current market opportunity in 2018.

Cost of Sales

Site cost of sales in the fourth quarter was $52 per tonne compared with $44 per tonne a year ago, within our annual guidance range of $49 to $53 per tonne. During the first half of the year, material movement fell below plan due to difficult weather conditions, higher employee turnover and geotechnical issues at Cardinal River and Line Creek operations. These issues led to a shortfall in planned raw coal inventory going into the last half of the year. To address this situation, we mobilized contract miners to accelerate waste removal and expose additional raw coal at Fording River and Line Creek operations, and rented trucks to increase material movement at Elkview operations. Combined with mining in recently permitted areas at a number of our operations, the additional material movement and lower production have increased strip ratios and associated cost of sales in the fourth quarter compared to the same quarter a year prior.

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Fourth quarter transportation costs of $37 per tonne were 10% higher compared to the same period a year ago. This was primarily attributable to higher fuel surcharges and rate increases in 2017. In addition, consumer price index increases also contributed to the higher costs when compared to the same quarter a year ago.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2017	2016	2017	2016
Site cost of sales	$52	$44	$52	$43
Transportation costs	37	34	37	34
Collective agreement charge	–	7	–	2
Unit costs1 2	$89	$85	$89	$79

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2017	2016	2017	2016
Site cost of sales	$41	$33	$40	$32
Transportation costs	29	26	28	26
Collective agreement charge	–	5	–	2
Unit costs1 2	$70	$64	$68	$60

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $15 per tonne charge for the amortization of capitalized stripping costs and $13 per tonne for other depreciation.

Outlook

Market expectations are that global steel production and demand for steelmaking coal will continue to increase in 2018. Competition in the steelmaking coal trade is expected to increase in 2018 as Australian exports recover and the ongoing logistics issues are gradually resolved. While it is unclear how coal trade rebalancing will affect pricing, we are well positioned to respond to changing markets.

Steelmaking coal production in 2018 is expected to be between 26 and 27 million tonnes. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production from 2019 to 2021 is expected to be higher than 2018, despite the closure of Coal Mountain operations mid-2018.

In January 2018, a significant pressure event interrupted operations in the coal dryer at Elkview operations. Preliminary damage assessment has determined that repairs to the dryer may take in the range of four to six weeks. In the interim, Elkview is producing higher moisture steelmaking coals at approximately 80% of planned production levels. In order to manage the overall moisture

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level of our product, we are coordinating production with our other operations in the Elk Valley, and blending the higher moisture coal with dry finished coal inventory and dry coal from other operations to the extent possible. We expect lost production in the range of 200,000 tonnes. Costs of repair to the dryer are not expected to exceed $10 million.

We received permits to commence mining in new areas at the Fording River, Elkview, and Greenhills mines, which will extend the lives of these mines and allow us to increase production to compensate for the closure of Coal Mountain. We are investing in the processing plants and have transferred mining assets from Coal Mountain in order to develop the new mining areas at each of the sites. The strip ratios in these new areas will be higher in the near term, and we have invested in some additional mining capacity to balance coal production targets.

We are expecting sales volumes in the first quarter of 2018 to be in the range of 6.3 to 6.5 million tonnes, reflecting Westshore underperformance continuing through January and potential impact from the pressure event at our Elkview mine coal dryer. With steel pricing and world economies remaining strong, indications are that demand for steelmaking coal will continue to grow while supply issues, mainly in Australia, are also expected to continue to support prices.

Customers determine vessel nominations for the majority of our sales. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. We are currently working with the logistics service providers to accelerate moving excess mine inventories to ports.

With the additional mining development activity, we expect our site costs in 2018 to be in the range of $56 to $60 per tonne (US$45 to US$48). This range is higher than in 2017, primarily as the result of the efforts described above to maintain total production after the closure of Coal Mountain, which will require use of additional equipment, diesel and labour.

Transportation costs in 2018 are expected to be approximately $35 to $37 per tonne (US$28 to US$30).

We plan to incur $275 million of sustaining capital in 2018, including approximately $185 million of sustaining capital for operations and approximately $86 million of sustaining capital related to water treatment. Sustaining capital for operations largely relates to re-investment in our equipment fleets. In addition, $160 million will be invested in major enhancement projects, which largely relate to the development costs of the new mining areas at our Elk Valley operations.

We also plan to make an equity investment of $85 million for port upgrades at Neptune Terminals in 2018. The investment in the port will further improve the global competitiveness and responsiveness of our steelmaking coal portfolio over the longer term.

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Elk Valley Water Management Update

As previously disclosed, we continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the “Plan”), which was approved in the fourth quarter of 2014 by the B.C. Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed the first water treatment facility contemplated by the Plan.

We had previously announced that we were working to address an issue regarding selenium compounds in effluent from the first active water treatment facility (“AWTF”) at our Line Creek operations. We have successfully tested an additional treatment step to address the issue, and are proceeding with construction of plant modifications, to be completed in the third quarter of 2018 at a cost of approximately $17 million. We will commence construction of our next active water treatment facility at the Fording River operation in the second quarter of 2018, using the same treatment process as West Line Creek and incorporating the additional design changes to address selenium compounds. In 2017, we constructed our first saturated fill project at Elkview at a total cost of $41 million and commissioned the project in January 2018. This alternative treatment strategy has the potential to replace active water treatment plants in the future and/or enhance our ability to meet the objectives of the Elk Valley Water Quality Plan. We also completed the successful installation and commissioning of our first calcite management system at Greenhills operations to support our understanding of calcite treatment and prevent calcite precipitation in the environment downstream from our operations.

Capital spending on water treatment in 2018 is expected to be approximately $86 million, taking into account facility design modifications as well as the engineering and commencement of construction of the Fording River AWTF. This compares to approximately $12 million of capital spending on water treatment in 2016 and $3 million of capital spending on water treatment in 2017, which was included in our 2017 sustaining capital.

Based on our current plans, total capital spending on water treatment over the next five years, from 2018 to 2022, is expected to be in the $850 to $900 million range. This contemplates completion of modifications to the Line Creek AWTF, the construction of the Fording River AWTF and two others elsewhere in the Elk Valley as well as the commencement of construction of a fifth AWTF. Delays in construction caused by the technical issues faced at the Line Creek AWTF have required us to plan for the construction of more than one AWTF at a time, increasing annual expenditures in the 2019 to 2022 period.

Based on current water quality modeling data and treatment technologies, up to four additional AWTFs will be required in the 2023 to 2032 period. Annual capital expenditures in this ten-year period are expected to be lower and more evenly distributed at an annual average of approximately $65 million. Planned AWTFs have varying capacities and capital costs.

2017 operating costs for Elk Valley water quality management were approximately $0.75 per tonne of clean coal produced. Operating costs are expected to increase gradually over the next 15 years to the $5 to $6 per tonne range as additional AWTFs come on stream.

If our Elkview saturated fill project performs as expected, there is potential for further saturated fills to subsequently reduce capital and operating costs associated with active water treatment. We continue with research and development on alternatives to active water treatment, which have the

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potential to significantly reduce capital costs for water treatment. These include saturated rock fills, described above, which rely on biological processes in water collected in former mining areas to improve water quality, as well as various forms of caps and other reclamation techniques which have the potential to reduce the quantity of water requiring treatment. These technologies, although unproven, have the potential to significantly reduce active treatment costs over the long term.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modeling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that, in order to maintain water quality, some form of water treatment will need to continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

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COPPER BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Copper price (realized – US$/pound)	$3.07	$2.40	$2.81	$2.20
Production (000’s tonnes)	78	72	287	324
Sales (000’s tonnes)	82	75	283	325
Gross profit, before depreciation and amortization[1]	$425	$226	$1,154	$788
Gross profit	$296	$52	$618	$190
Property, plant and equipment expenditures	$141	$65	$320	$183

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit for the quarter was $296 million compared with $52 million a year ago. Gross profit before depreciation and amortization increased by $199 million in the fourth quarter compared with a year ago (see table below). This was primarily due to higher copper production combined with higher realized copper and zinc prices and additional zinc sales from Antamina as a result of continued strong zinc production during the quarter.

Copper production in the fourth quarter increased by 8% from a year ago primarily due to higher ore grades at Highland Valley Copper. As anticipated, production was affected by lower grades in the first half of 2017, which improved as the year progressed with a strong finish in the final quarter. Our cash unit costs in the fourth quarter before by-products increased by 3% to US$1.77 per pound compared to US$1.72 per pound during the same period a year ago. Significantly higher production of zinc and molybdenum combined with substantially higher zinc prices resulted in cash unit costs after by-products decreasing to US$1.27 per pound compared to US$1.45 per pound during the same period last year.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,
As reported in the fourth quarter of 2016	$226
Increase (decrease):
Copper price realized	154
Sales volume	11
Co-product and by-product contribution	53
Unit operating costs	3
Inventory provisions	2
Foreign exchange	(24)
Net increase	199
As reported in current quarter	$425

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Property, plant and equipment expenditures totaled $141 million, including $60 million for sustaining capital and $63 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $42 million in the fourth quarter, similar to a year ago.

Markets

London Metal Exchange (LME) copper prices in the fourth quarter of 2017 averaged US$3.09 per pound, up 7% from the prior quarter and up 29% from the same quarter a year ago. For the full year, 2017 prices have averaged US$2.80 per pound, a 27% increase over the previous year. Copper prices hit a three-year high at the end of the year, reaching US$3.27 per pound. Copper prices have shown strength through most of the year, rising from US$2.45 late in the first half of 2017. Stronger than expected consumer and infrastructure demand in Asia, Europe and North America gave copper prices their initial boost. In addition, sentiment was positively influenced by expectations of future use in clean energy initiatives and electric vehicle production.

Total reported exchange stocks fell 10,800 tonnes in 2017, ending December at 533,400 tonnes. Total reported global copper exchange stocks are now estimated to be 8.5 days of global consumption, below the estimated 25-year average of 11.9 days of global consumption. This reduction in stock levels helped support the price rise during the year.

Global mine production is estimated by Wood Mackenzie to have fallen 1.5% in 2017 from 2016 levels following several disruptions to production in the first half of 2017.

The market expects the copper concentrate market to move into deficit in 2018 with smelter capacity increases outstripping mine production growth. Refined metal production could be constrained in 2018 on new environmental import standards for scrap into China and a lack of significant new mine production. Metal demand is projected to grow on increased infrastructure spending in North America, Europe and Asia and continued strength in metal demand from clean energy initiatives. The metal market is projected to continue to draw down stocks of metal in 2018.

Operations

Highland Valley Copper

Copper production was 30,200 tonnes in the fourth quarter, or 34% higher than a year ago, primarily due to higher grades and recoveries. Ore grades and recoveries improved from the third quarter of this year as we mined through higher-grade areas of the mine during the quarter. While we expect annual average grades to increase in 2018 over 2017 levels and result in an increase in production, the higher grades experienced in the fourth quarter of 2017 will not be repeated in 2018 as we continue stripping activities and process ore from lower grade sections of the Lornex pit and the west wall of the Valley pit. Grades are expected to increase further in 2019 in the current life of mine plan. Molybdenum production of 2.9 million pounds was 32% higher than a year ago due to higher grades.

Operating costs were 12% higher than the same period last year primarily due to increased sales volumes and record mill throughput, as well as increased tailings dam construction activities and higher diesel prices.

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A $72 million project to install an additional ball mill to increase grinding circuit capacity was started in September and is progressing well. The project is anticipated to increase overall mill throughput by 5% and copper recovery by over 2% and is expected to be completed by mid-2019.

Copper production in 2018 is anticipated to be between 95,000 and 100,000 tonnes, with a fairly even distribution throughout the year, before returning to sustainable higher grades in 2019 and beyond. Annual copper production from 2019 to 2021 is expected to be between 120,000 and 140,000 tonnes per year, with lower production in 2019 and gradually rising through to 2021. Copper production is anticipated to remain at about 140,000 tonnes per year after 2021, through to the end of the current mine plan in 2026. Molybdenum production in 2018 is expected to be approximately 5 million pounds contained in concentrate, and annual production is expected to remain similar to this level in 2019 to 2021.

Antamina

Antamina processed slightly less copper-only ore and more copper-zinc ore than during the same period a year ago, which was anticipated in the mine plan. The mix of mill feed in the quarter was 64% copper-only ore and 36% copper-zinc ore, compared with 67% and 33%, respectively, a year ago. As a result of higher copper grades and recoveries, copper production in the fourth quarter of 103,900 tonnes was 6% higher than a year ago. Zinc production increased 20% from last year to 94,900 tonnes, primarily due to higher grades and recoveries. As a result of the significant increase in zinc ore processed combined with higher zinc grades, Antamina set an annual record for zinc production of 372,100 tonnes in 2017.

Operating costs in the fourth quarter were 35% higher than a year ago due to higher copper and zinc sales volumes and increased worker participation costs tied to higher profitability.

Our 22.5% share of Antamina’s 2018 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 85,000 to 90,000 tonnes of zinc and approximately 1.8 million pounds of molybdenum in concentrate. Our share of copper production is expected to be between 90,000 and 100,000 tonnes from 2019 to 2021. Zinc production is expected to remain strong as the mine is currently in a phase with high zinc grades and a higher proportion of copper-zinc ore to process. Our share of zinc production is anticipated to average between 90,000 and 100,000 tonnes per year during 2019 to 2021 period, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed, with the lower end of average zinc production expected in 2019. Our share of annual molybdenum production is expected to be between 2.5 and 3.0 million pounds between 2019 and 2021.

Carmen de Andacollo

Copper production in the fourth quarter of 18,900 tonnes was similar to a year ago as improved grades were offset by lower mill throughput.

Operating costs in the fourth quarter were 14% higher than a year ago due to higher sales volumes and the timing of major maintenance activities completed during the fourth quarter of 2017.

Copper grades are expected to decline towards reserve grades in 2018 and future years. We continue to study and pilot projects that could help to partially offset these grade declines. Carmen de Andacollo’s production in 2018 is expected to be in the range of 60,000 to 65,000 tonnes of copper in concentrate and approximately 3,000 tonnes of copper cathode. Annual copper in

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concentrate production is expected to be in the range of 60,000 tonnes for the subsequent three-year period, not including future improvement projects to increase throughput. Cathode production volumes are uncertain past 2018, although there is some potential to extend production.

Quebrada Blanca

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs compared to the previous operation of the heap leach circuit. As a result of these changes, copper production in the fourth quarter decreased to 6,100 tonnes compared with 8,900 tonnes a year ago. In December, we settled the last of our three labour agreements.

Operating costs in the fourth quarter were US$19 million lower than a year ago primarily as a result of suspending the crushing, agglomeration and stacking circuits associated with the previous heap leaching operation.

Depreciation and amortization charges were $49 million less than a year ago as a result of lower current production levels and increased confidence in our ability to recover additional copper from previously processed material.

In the fourth quarter we recorded a non-cash asset impairment charge of $44 million (pre-tax) related to the solvent-extraction (SX-EW) plant.

We expect production of approximately 20,000 to 24,000 tonnes of copper cathode in 2018. The supergene deposit is expected to be exhausted in the second quarter of 2018, although we currently anticipate cathode production to continue through 2019 as leaching of the dump material and secondary extraction from old heap material will continue, although at approximately half of current cathode production rates. Options to extend mining activities further into 2018, as well as extending cathode production beyond 2019 are being studied.

Cost of Sales

Unit cash costs of product sold in the fourth quarter of 2017 as reported in U.S. dollars, before cash margins for by-products, were US$1.77 per pound compared to US$1.72 per pound in the same period a year ago. The higher unit costs were primarily due to exchange rates, as higher costs related to tailings dam construction activities and higher diesel prices at Highland Valley Copper, were offset by higher grades and sales during the quarter.

Cash margin for by-products increased significantly to US$0.50 per pound compared with US$0.27 per pound in the same period a year ago. This was primarily due to higher zinc prices as well as significantly higher sales volumes of zinc and molybdenum from Antamina and molybdenum from Highland Valley Copper. The higher by-product credits in the quarter resulted in unit cash costs for copper, after by-products, of US$1.27 per pound compared to US$1.45 in the same period a year ago.

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	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2017	2016	2017	2016
Adjusted cash cost of sales[1]	$1.55	$1.49	$1.52	$1.30
Smelter processing charges	0.22	0.23	0.23	0.22
Total cash unit costs before by-product margins[1]	$1.77	$1.72	$1.75	$1.52
Cash margin for by-products1 2	(0.50)	(0.27)	(0.42)	(0.17)
Total cash unit costs after by-product margins[1]	$1.27	$1.45	$1.33	$1.35

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

Quebrada Blanca Phase 2 is expected to have an initial mine life of 25 years, based on reserves only, which make up approximately 25% of the combined reserve and resource. Annual production capacity is expected to be 300,000 tonnes of copper equivalent production per year for the first five years of mine life. Project activities during the quarter focused primarily on execution readiness activities, advancing detailed engineering and design, and continuing progress on the Social and Environmental Impact Assessment (SEIA) regulatory approval process.

A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory approval process, such a decision is not expected before the second half of 2018. Work activities continue to focus on completing the regulatory approval process and advancing detailed engineering, early procurement contracts and construction planning to ready the project for execution. Project development expenditures for the first four months of 2018 are anticipated to be approximately US$100 million. Updates on further expenditure plans during the remainder of 2018 will be provided at the end of first quarter.

NuevaUnión

Activities continued to advance the pre-feasibility study in the quarter, including environmental baseline studies and ongoing community engagement. We expect to complete the pre-feasibility study in the first quarter of 2018.

Project Satellite

In March 2017, we publicly launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba — all of which are located in stable jurisdictions in the Americas.

The current focus is to complete environmental and social baseline studies, community engagement programs and engineering and design work to prepare environmental impact assessments and development permit applications on the Zafranal and San Nicolás assets.

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At the Zafranal copper-gold project in southern Peru, the project team completed infill and geotechnical drilling programs, hydrogeological studies, environmental, social and archaeological studies during 2017. A feasibility study commenced in November 2017 along with expanded community engagement activities and permitting work necessary to prepare a social and environmental impact assessment (SEIA). We expect to complete the feasibility study and submit the SEIA by the fourth quarter of 2018. Planned spending in 2018 is $35 million, which is included in capital expenditures for new mine development for our copper business unit.

At the San Nicolás copper-zinc project in Zacatecas, Mexico, environmental and social baseline studies, preliminary hydrogeological studies, and project engineering programs were initiated in the third quarter of 2017 in support of a prefeasibility study and an SEIA. In October 2017, we completed the acquisition of the 21% minority interest in San Nicolás held by Goldcorp Inc. for cash consideration of US$50 million, taking our ownership of the asset to 100%. We expect to complete the prefeasibility study in the second half of 2019. Planned spending in 2018 is $30 million, which is included in capital expenditures for new mine development for our copper business unit.

Field programs including mapping, sampling, drilling, environmental and social baseline studies, and focused engineering work will be carried out on each of the Galore Creek (copper-gold), Schaft Creek (copper-molybdenum-gold) and the Mesaba (copper-nickel) projects in 2018. Planned spending in 2018 for the three projects is $15 million, which will be included in exploration expense.

Outlook

We expect 2018 copper production to be in the range of 270,000 to 285,000 tonnes, slightly lower than 2017 production levels. The lower production is primarily due to lower grades at Carmen de Andacollo while we work on throughput improvement options, partially offset by higher production at Highland Valley Copper.

In 2018, we expect our copper unit costs to be in the range of US$1.80 to US$1.90 per pound before margins from by-products and US$1.35 to US$1.45 per pound after by-products based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 270,000 to 300,000 tonnes from 2019 to 2021.

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ZINC BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Zinc price (realized – US$/lb)	$1.47	$1.13	$1.33	$0.98
Production (000’s tonnes)
Refined zinc	80	81	310	312
Zinc in concentrate[1]	150	133	575	617
Sales (000’s tonnes)
Refined zinc	82	84	309	312
Zinc in concentrate[1]	189	223	566	635
Gross profit before depreciation and amortization[2]	$411	$394	$1,173	$984
Gross profit	$350	$348	$967	$830
Property, plant and equipment expenditures	$82	$27	$219	$146

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $350 million in the fourth quarter compared with $348 million a year ago. Gross profit before depreciation and amortization increased by $17 million as higher zinc and lead prices were partially offset by lower zinc concentrate sales volumes and higher royalty expenses.

Refined zinc production at our Trail Operations was similar to the same period a year ago. At Red Dog, zinc production was 13% higher than in the same period a year ago as a year-end inventory correction was recorded during the fourth quarter of 2016 that reduced reported zinc production.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter in comparison to the same period in 2016.

(CAD$ in millions)	Three months ended December 31,
As reported in the fourth quarter of 2016	$394
Increase (decrease):
Zinc price realized	164
Sales volumes	(52)
Co-product and by-product contribution	(14)
Unit operating costs	(19)
Royalties	(35)
Foreign exchange	(27)
Net increase	17
As reported in current quarter	$411

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Property, plant and equipment expenditures include $66 million for sustaining capital, which included $54 million at Trail Operations and $6 million at Red Dog.

Markets

London Metal Exchange (LME) zinc prices averaged US$1.47 per pound in the fourth quarter of 2017, an increase of 9% over the previous quarter and 29% over the same quarter last year. For 2017, LME zinc prices averaged US$1.31 per pound, up US$0.36 per pound or 38% over the previous year. Zinc reached a 10-year high in October at just over US $1.51 per pound, a price last seen in August 2007.

Total reported zinc exchange stocks fell 330,000 tonnes during the year to 250,700 tonnes. Total exchange stocks are down almost 261,000 tonnes from the beginning of the year and are now estimated at 6.5 days of global consumption, well below the 25-year average of 23.4 days.

Global demand for refined zinc in the fourth quarter of 2017 was seasonally in line with last year, however, according to CRU, 2017 galvanized steel production was up 5.2% over 2016. In China, CRU estimates that galvanized steel production fell in the fourth quarter on environmental inspections and operational restrictions, but still finished the year up 5.1% over the previous year. Prices rose again in most regions in the fourth quarter as exports of galvanized sheet from China fell 18% and 27% in September and October of 2017, respectively. To the end of October, galvanized sheet exports from China were down 2% over the previous year.

Wood Mackenzie estimated that global zinc mine production increased by 6.3% in 2017, but remains below the levels seen in 2015. Wood Mackenzie is estimating that global refined zinc demand grew by 2.4% in 2017 to 14.4 million tonnes and that refined zinc production declined in 2017 by 0.2% to 13.6 million tonnes, leaving the market in an 850,000 tonne deficit in 2017. In spite of increases in 2017, mine production is not keeping pace with smelter capacity growth, leaving refined zinc production constrained by lack of concentrates. Environmental inspections resulted in closures and production curtailments at mines and smelters across China, which continue to limit production. Spot treatment charges have fallen to historically low levels, which is a net benefit to Teck as the positive effect of lower treatment charges at our mines more than offsets the negative effect at our Trail Operations.

Market expectations are that the zinc concentrate market will remain tight in 2018 despite an increase in mine production from several new mines and restarts. Tight raw material supply will affect the ability of global metal producers to achieve full production rates in 2018. Despite the increase in mine production, demand growth projections will likely exceed the ability of metal producers to meet the projected 2.5% global growth rates, reducing metals stocks further in 2018.

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Operations

Red Dog

Zinc production of 141,200 tonnes in the fourth quarter was 3% lower than the same period a year ago primarily due to slightly lower mill throughput and grade. Lead production of 25,000 tonnes declined by 10% compared with a year ago, as higher grades were more than offset by significantly lower recoveries. In the fourth quarter of 2016, our concentrate inventories were adjusted at the conclusion of the shipping season when our mine site concentrate inventories were fully depleted, which resulted in a downward revision to fourth quarter zinc production and an upward revision to fourth quarter lead production. Zinc production, after adjustments, was 13% higher than a year ago while lead production was 29% lower than a year ago.

Earlier in the year, the amount of higher-grade Qanaiyaq ore sent to the mill for processing was reduced due to complex metallurgy and weathering during the early stages of pit development. As we have gained processing experience with this ore, and deepened the pit to access less weathered ore, the amount of Qanaiyaq ore in the mill feed blend increased to 20% during the fourth quarter. We expect to maintain this feed ratio of Qanaiyaq ore in 2018.

Zinc sales of 181,300 tonnes in the fourth quarter were ahead of our previous guidance of 180,000 tonnes due to higher production and strong demand as a result of general tightness in the global concentrate market. This tightness is also reflected in spot treatment charges, which continue to be significantly below annual contract terms. Offsite zinc inventory available for sale from January 1, 2018 was approximately 218,000 tonnes of contained metal. Zinc sales volumes in the first quarter of 2018 are estimated to be approximately 110,000 tonnes of contained metal. There was no offsite lead inventory available for sale as of January 1, 2018, as all material shipped in 2017 has been sold.

Operating costs in the fourth quarter of US$70 million were US$17 million lower than the same period last year. The lower operating costs in 2017 were primarily a result of reduced costs under the payment in lieu of taxes agreement with the Northwest Arctic Borough in comparison to accruals recorded in 2016 in respect of the previously imposed severance tax. Capitalized stripping costs were US$3 million in the third quarter compared with US$5 million in the same period a year ago.

In accordance with the operating agreement between Teck and NANA Regional Corporation Inc. (NANA) governing the Red Dog mine, we pay a royalty based on net proceeds of production each quarter. This royalty rate increases by 5% every five years to a maximum of 50%. The royalty rate through September 30, 2017, was 30% and increased to 35% effective October 1, 2017.

In September, we initiated a mill upgrade project which is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project is expected to be complete by the end of 2019 at a capital cost of US$110 million. Because the upgrade project will permit lower grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031.

Red Dog’s production of contained metal in 2018 is expected to be in the range of 525,000 to 545,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2019 to 2021, Red Dog’s production of contained metal is expected to be in the range of 475,000 to 525,000 tonnes of zinc and 85,000 to 100,000 tonnes of lead.

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Trail Operations

Refined zinc production of 80,100 tonnes in the fourth quarter was similar to the same period a year ago.

Refined lead production in the fourth quarter of 18,200 tonnes was 18% lower than a year ago, primarily due to reduced lead concentrate treatment following mechanical difficulties in a fuming furnace. Silver production was 18% lower than a year ago primarily due to changes to the feed mix due to operating disruptions at some mines that supply lead concentrates, which required alternative concentrates to be processed.

Operating costs were 6% lower than a year ago at $103 million in the fourth quarter due to reduced labour costs and consumption of coke, coal and natural gas.

Sustaining capital expenditures in the quarter included $31 million for advancing the Number 2 Acid Plant and $23 million for various small projects.

In 2018, we expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 tonnes of refined lead and approximately 16 to 18 million ounces of silver. Zinc production from 2019 to 2021 is expected to increase to 310,000 to 315,000 while lead production is expected to rise to 95,000 to 105,000 tonnes. Silver production is dependent on the amount of silver contained in the purchased concentrates.

Pend Oreille

Zinc production during the fourth quarter of 8,600 tonnes was similar to a year ago as lower mill throughput was offset by higher grades.

Current mine planning efforts are focused on sustaining the operation through 2018, and there is still significant potential to extend the mine life further.

We expect production in 2018 to be approximately 35,000 tonnes of zinc in concentrate. Production rates beyond 2018 are uncertain, although the potential exists to extend the mine life at similar rates for several more years.

Outlook

We expect zinc in concentrate production in 2018, including co-product zinc production from our copper business unit, to be in the range of 645,000 to 670,000 tonnes.

For the 2019 to 2021 period, we expect total zinc in concentrate production to be in the range of 575,000 to 625,000 tonnes excluding Pend Oreille, which has an uncertain production profile beyond 2018.

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ENERGY BUSINESS UNIT

Fort Hills

In December, we increased our interest in the Fort Hills Energy Limited Partnership to 20.89% following an agreement between the Fort Hills partners regarding funding which saw Total E&P Canada (Total) reduce its interest and Suncor and Teck increase theirs. In January 2018, our interest has continued to increase as a result of ongoing dilution of Total’s interest and depending on the final project cost and our future funding elections we expect that our interest will ultimately increase to approximately 21.3%.

Suncor, as operator of the Fort Hills Energy Limited Partnership, has confirmed that during 2017, the mine, primary extraction, utilities and froth assets were commissioned. More than 80% of the Fort Hills plant was operational and had safely run at full capacity through the test runs.

The Fort Hills plant initiated froth production in the third quarter in order to accelerate commissioning. Froth production requires operating the mine, ore preparation, primary extraction, tailings and utilities areas of the Fort Hills plant. Fort Hills has completed five successful froth production runs and produced a total of 1.4 million barrels of froth. Froth produced at Fort Hills is then trucked to Suncor’s base plant facilities for further processing. Proceeds from the froth production have been used to offset construction costs.

Our share of new mine development capital expenditures for 2017 was $858 million. We expect our share of the capital cost to complete the project, to be approximately $170 million. Our share of Fort Hills’ major enhancement capital expenditures are expected to be $90 million and sustaining capital expenditures are expected to be $40 million in 2018.

Oil production from the first of three secondary extraction trains commenced on January 27, 2018 and will continue to ramp up through the first quarter. The other two secondary extraction trains are scheduled to be completed and commissioned in the first half of 2018 and production is expected to reach 90% of nameplate capacity of 194,000 barrels per day by the end of 2018.

Allowing for planned maintenance, our share of Fort Hills bitumen production is expected to be approximately 38,000 barrels per day on an annualized basis assuming a 21.3% project interest. To meet pipeline requirements we will purchase approximately 11,500 barrels per day of diluent blend-stock, and sell approximately 49,500 barrels per day of blended bitumen.

The secondary extraction paraffinic froth treatment process allows Fort Hills bitumen to be blended and delivered directly to our customers without further upgrade. As a result, the Fort Hills bitumen will require less blending diluent to meet pipeline specifications. Further, it will be among the lowest life cycle carbon intensity of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the U.S.

The Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:

—	Hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada

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—	Diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge
—	Use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation)
—	Blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta on the Wood Buffalo Pipeline, operated by Enbridge

We have separately contracted a 425,000 barrels working capacity storage tank for our share of blended bitumen at Hardisty, and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility.

We have entered into a long-term agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to the U.S. Gulf Coast. We have also contracted 12,000 barrels per day on Kinder Morgan’s TransMountain Pipeline expansion project for delivery to Burnaby, British Columbia. The balance of our production will be either sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline or transported by rail if required.

Frontier Energy Project

The regulatory application review of Frontier is continuing with a federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2018, making 2019 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

Outlook

Market expectations for 2018 are that the crude oil supply/demand balance is tightening with continued strong demand growth of 1.5 million barrels per day, and reduced inventories. Downside risk is evident as North American crude oil supply growth is expected to accelerate, particularly from U.S. shale producers, as prices increase. OPEC and Russia production curtailments are expected to continue throughout 2018 to balance off Non-OPEC supply growth of approximately 1.7 million barrels per day. Canadian heavy oil production continues to increase, and with a chronic shortfall of pipeline capacity, price differentials are expected to widen versus industry benchmarks.

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OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $136 million in the fourth quarter compared with $98 million a year ago. Significant items included share-based compensation expense of $64 million and environmental care and maintenance costs of $118 million, including $81 million due to regulatory changes, primarily new soil standards which affect our Trail Operations. Partly offsetting these items were positive pricing adjustments of $62 million as a result of the rise in base metal prices in the quarter.

The table below outlines our outstanding receivable positions, provisionally valued at September 30, 2017 and December 31, 2017.

	Outstanding at		Outstanding at
	September 30, 2017		December 31, 2017
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	121	2.96	138	3.26
Zinc	194	1.45	197	1.50

Our finance expense was $45 million in the fourth quarter compared with $85 million a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reasons for the decrease in our finance expense were the lower outstanding debt balances and the favorable effect of a stronger Canadian dollar on our U.S. dollar denominated debt. In addition, a higher amount of interest was capitalized against our development projects, including $47 million for Fort Hills and $38 million for Quebrada Blanca Phase 2, reflecting our increased carrying values of both of these projects compared with a year ago. Interest capitalization will cease when each project reaches commercial production, which will result in an increase in our interest expense. Fort Hills is expected to achieve commercial production in the first half of 2018.

Non-operating expense in the fourth quarter was $25 million, of which $13 million was from the loss on the revaluation of the call option on our 8.5% long-term notes.

Income and resource taxes for the fourth quarter were $408 million, or 35% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 26% as a result of resource taxes, higher rates in foreign jurisdictions and a deferred tax charge of $82 million due to the enacted increase to the B.C. provincial income tax rate from 11% to 12%. Offsetting the deferred tax charge from the B.C. rate increase is a deferred tax recovery of $101 million from the enactment of the U.S. tax reform, net of other items. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31,		December 31,
	2017		2016
Term notes	$4,831		$6,141
Unamortized fees and discounts	(40)		(50)
Other	286		122
Total debt (US$ in millions)	$5,077		$6,213

Canadian $ equivalent[1]	6,369		8,343
Less cash balances	(952)		(1,407)
Net debt	$5,417		$6,936

Debt to debt-plus-equity ratio2 3	25%		32%
Net-debt to net-debt-plus-equity ratio[2]	22%		28%
Debt to EBITDA ratio[2]	1.1	x	2.5	x
Net debt to EBITDA ratio[2]	1.0	x	2.1	x
Average interest rate	5.7%		5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In the first half of 2017, we retired US$1.3 billion of our term notes pursuant to cash tender offers, make-whole redemptions, and open market repurchases. A further US$50 million matured and was repaid in 2017. As a result, the principal balance of our public notes is now US$4.8 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our debt to debt-plus-equity ratio not to exceed 50%. This ratio was 25% at December 31, 2017.

Our committed credit facilities are our US$3.0 billion revolving credit facility maturing October 2022 and our US$1.2 billion revolving credit facility maturing October 2020.

As at December 31, 2017, there were no amounts outstanding under the US$3.0 billion facility and US$809 million of letters of credit were outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of certain long-term transport service agreements for our share of the Fort Hills project.

We also have various other uncommitted credit facilities and arrangements that secure our reclamation and other obligations in the amount of approximately $2.0 billion. We may be required

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to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $1.5 billion in the fourth quarter, the same as a year ago. For 2017, cash flow from operations was a record $5.1 billion compared to $3.1 billion in 2016.

Investing Activities

Expenditures on property, plant and equipment were $546 million in the fourth quarter, including $233 million of new mine development for the Fort Hills oil sands project, $186 million on sustaining capital and $39 million on major enhancement projects. The largest components of sustaining expenditures were $47 million at our steelmaking coal operations, $54 million at our Trail Operations, $24 million at Antamina and $22 million at Highland Valley Copper.

Capitalized production stripping costs were $178 million in the fourth quarter compared with $108 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

The table on page 32 summarizes our year to date capital spending for 2017 and our guidance for 2018.

Financing Activities

Debt interest and finance charges paid were $95 million in the fourth quarter compared with $113 million a year ago.

We paid a quarterly dividend of $0.45 per share, which totaled $257 million in the fourth quarter. The dividend consisted of a $0.40 per share supplemental dividend and our regular base dividend of $0.05 per share.

Under our previously announced normal course issuer bid program, we repurchased $175 million of Class B subordinate voting shares in the fourth quarter, after announcing that we intended to repurchase $230 million of these shares by March 31, 2018. Purchases are expected to continue in the first quarter of 2018.

OUTLOOK

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2017, $5.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As

27     Teck Resources Limited 2017 Fourth Quarter News Release

a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand for our products remains strong and prices for our products have risen substantially during 2017 compared with a year ago, which has contributed additional revenues and cash flows. Production disruptions in the coal producing region of Australia caused by weather and other events in the past few years has also had an effect on available supplies and market prices. Variable growth rates in expanding economies of China, India and other emerging markets have affected both demand and prices for some of our products. In addition, government policy changes, particularly in China, may have a significant positive or negative effect on the various products we produced. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations, reduced unit costs and are now enjoying significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt and completed our capital-intensive Fort Hills project in early 2018. Further, the supply and demand balance for our products is favorable. Combined, these factors provide a significant positive outlook for the company.

In December the United States enacted significant changes in its income tax laws, including a broad rate reduction, which we expect to result in a significant reduction in the effective tax rate applicable to our U.S. operations. At current levels of profitability we generally expect that our effective U.S. tax rate will be reduced from the approximately 32% rate we have experienced recently to a range between 25% and 26% and that this will reduce current taxes in the U.S. by approximately US$40 million per year.

The capitalization of interest ceases once major development projects reach commercial production. We expect our finance expense to increase substantially when Fort Hills reaches commercial production in 2018 as planned, partially offset by an increase in capitalized interest attributable to Quebrada Blanca Phase 2.

Commodity Prices and 2018 Production

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

28     Teck Resources Limited 2017 Fourth Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2018 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2018 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]	Change	On Profit[2]	EBITDA[2]
US$ exchange		CAD$0.01	$53 million	$82 million
Steelmaking coal (000’s tonnes)	26,500	US$1/tonne	$19 million	$30 million
Copper (tonnes)	277,500	US$0.01/lb	$5 million	$7 million
Zinc (tonnes)[3]	965,000	US$0.01/lb	$10 million	$13 million

Notes:
1)	All production estimates are subject to change based on market and operating conditions.
2)	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3)	Zinc includes 307,500 tonnes of refined zinc and 657,500 tonnes of zinc contained in concentrate.

The increase in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of higher commodity prices, which are all denominated in U.S. dollars.

Our steelmaking coal production in 2018 is expected to be in the range of 26 to 27 million tonnes compared with 26.6 million tonnes produced in 2017. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2018 is expected to be in the range of 270,000 to 285,000 tonnes compared with 287,300 tonnes produced in 2017. Copper production at Highland Valley Copper is expected to rise modestly as a result of slightly higher ore grades. Our share of production from Antamina is expected to remain similar to 2017 levels. Carmen de Andacollo’s production is anticipated to decline as lower copper grades are expected in 2018 and in future years.

Our zinc in concentrate production in 2018 is expected to be in the range of 645,000 to 670,000 tonnes compared with 658,700 tonnes produced in 2017. Red Dog’s production is expected to be approximately 535,000 tonnes, slightly lower than 2017 production levels. Our share of Antamina’s zinc production is expected to be similar to 2017 levels. Refined zinc production in 2018 from our Trail Operations is expected to be in the range of 305,000 to 310,000 tonnes compared with 310,100 tonnes produced in 2017.

29     Teck Resources Limited 2017 Fourth Quarter News Release

GUIDANCE

Production Guidance

The table below shows our share of production of our principal products for 2017, our guidance for production in 2018 and our guidance for production for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2017	2018 Guidance	Three-Year Guidance 2019 — 2021

PRINCIPAL PRODUCTS
Steelmaking coal (million tonnes)	26.6	26 — 27	26.5 — 27.5
Copper1 2 3
Highland Valley Copper	93	95 — 100	120 — 140
Antamina	95	90 — 95	90 — 100
Carmen de Andacollo	76	63 — 68	60
Quebrada Blanca	23	20 — 24	–
	287	270 — 285	270 — 300
Zinc1 2 4
Red Dog	542	525 — 545	475 — 525
Antamina	84	85 — 90	90 — 100
Pend Oreille	33	35	–
	659	645 — 670	575 — 625
Refined zinc
Trail Operations	310	305 — 310	310 — 315
Bitumen (million barrels)2 5
Fort Hills	n/a	7.5 — 9.0	14
OTHER PRODUCTS
Lead[1]
Red Dog	111	95 — 100	85 — 100
Refined lead
Trail Operations	87	70	95 — 105
Molybdenum (million pounds)1 2
Highland Valley Copper	9.2	5.0	4.0 — 5.0
Antamina	2.0	1.8	2.5 — 3.0
	11.2	6.8	6.5 — 8.0
Refined silver (million ounces)
Trail Operations	21.4	16 — 18	-

Notes:
1)	Metal contained in concentrate.
2)	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate equity interest in Antamina. We include 21.3% of production from Fort Hills, representing our estimated proportionate equity interest in Fort Hills.
3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our Copper business unit.
5)	Guidance for Teck’s share of production in 2018 is at our estimated working interest of 21.3%. Guidance is based on Suncor’s outlook for 2018 Fort Hills production which was provided at their previous working interest of 53.06% and is 20,000 to 40,000 barrels per day in Q1, 30,000 to 50,000 barrels per day in Q2, 60,000 to 70,000 barrels per day in Q3, and 80,000 to 90,000 barrels per day in Q4. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively impacted by delays in or unexpected events involving the ramp up of production from the project. Three-year production guidance is our share before any reductions resulting from major maintenance downtime.

30     Teck Resources Limited 2017 Fourth Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2017	Q1 2018 Guidance
Steelmaking coal (million tonnes)	6.4	6.3 — 6.5
Zinc (000’s tonnes)[1]
Red Dog	181	110

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below report our unit costs for selected principal products for 2017 and our guidance for unit costs for selected principal products in 2018.

(Per unit costs – CAD$/tonne)	2017	2018 Guidance

Steelmaking coal[1]
Site cost of sales	$52	$56 — 60
Transportation costs	37	35 — 37
Unit cost of sales — CAD$/tonne	$89	$91 — 97
(Per unit cash costs — US$/pound)
Copper[2]
Total cash unit costs	1.75	1.80 — 1.90
Net cash unit costs after by-product margins	$1.33	$1.35 — 1.45
Zinc[3]
Total cash unit costs	0.56	0.55 — 0.60
Net cash unit costs after by-product margins	$0.28	$0.30 — 0.35
(Cash operating cost in CAD$/barrel)
Bitumen[4]
Cash operating cost	n/a	$35 — 40	[4]

Notes:
1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other and does not include deferred stripping or capital expenditures. See “Use of Non-GAAP Financial measures” section for further information.
2)	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.55 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.50 per ounce, a gold price of US$1,325 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. See “Use of Non-GAAP Financial measures section for further information.
3)	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.15 per pound, a silver price of US$16.50 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. By-products include both by-products and co-products. See “Use of Non-GAAP Financial measures section for further information.
4)	Bitumen unit costs are reported in Canadian dollars per barrel. Cash operating cost represents costs for the Fort Hills mining and processing operations and do not include the cost of diluent, transportation, storage and blending. Guidance for Teck’s cash operating cost in 2018 is based on Suncor’s outlook for 2018 Fort Hills cash operating costs per barrel of CAD$70-CAD$80 in the first quarter, CAD$40-CAD$50 in the second quarter, CAD$30-CAD$40 in the third quarter, and CAD$20-CAD$30 in the fourth quarter. Judgement is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp up of production from the project. Bitumen cash operating costs is a non-GAAP financial measure.

31     Teck Resources Limited 2017 Fourth Quarter News Release

Capital Expenditure Guidance

The table below reports our capital expenditures for 2017 and our guidance for capital expenditures in 2018.
(Teck’s share in CAD$ millions)	2017	2018 Guidance
Sustaining
Steelmaking coal[1]	$112	$275
Copper	126	180
Zinc	168	230
Energy[2]	34	40
Corporate	4	5
	$444	$730
Major Enhancement
Steelmaking coal	$55	$160
Copper	8	70
Zinc	15	95
Energy[2]	-	90
	$78	$415
New Mine Development
Copper[3]	$186	$185
Zinc	36	35
Energy[2]	877	195
	$1,099	$415
Sub-total
Steelmaking coal	$167	$435
Copper	320	435
Zinc	219	360
Energy[2]	911	325
Corporate	4	5
	$1,621	$1,560
Capitalized Stripping
Steelmaking coal	$506	$390
Copper	147	145
Zinc	25	25
	$678	$560
Total
Steelmaking coal	$673	$825
Copper	467	580
Zinc	244	385
Energy[2]	911	325
Corporate	4	5
	$2,299	$2,120

Notes:
1)	For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $3 million in 2017. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $86 million in 2018. Steelmaking coal guidance for 2018 excludes $85 million of planned 2018 spending for port upgrades at Neptune Terminals, as Neptune Terminals is equity accounted on our balance sheet.
2)	For energy, Fort Hills capital expenditures guidance is at our estimated working interest of 21.3%, and does not include any capitalized revenue and associated costs. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time,

32     Teck Resources Limited 2017 Fourth Quarter News Release

revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Major enhancement guidance for 2018 includes tailings management and new mine equipment at Fort Hills. New mine development guidance for 2018 includes expected spending at Fort Hills, assuming some further increase in our project interest and Frontier.
3)	For copper, new mine development guidance for 2018 includes Quebrada Blanca Phase 2, Zafranal and San Nicolás.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,207	$3,129	$2,818	$2,894	$3,557	$2,305	$1,740	$1,698

Gross profit	1,284	1,092	1,066	1,187	1,577	452	212	155

EBITDA[1]	1,580	1,389	1,323	1,334	1,561	804	468	517

Profit attributable to shareholders	760	600	577	572	697	234	15	94

Basic earnings per share	$1.32	$1.04	$1.00	$0.99	$1.21	$0.41	$0.03	$0.16

Diluted earnings per share	$1.30	$1.02	$0.98	$0.97	$1.19	$0.40	$0.03	$0.16

Cash flow from operations	$1,464	$901	$1,408	$1,293	$1,490	$854	$339	$373

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at February 13, 2018, there were 565.7 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 22 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2016 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

33     Teck Resources Limited 2017 Fourth Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016

REVENUES
Steelmaking coal	$1,387	$1,933	$6,152	$4,144

Copper
Highland Valley Copper	259	165	733	750
Antamina	287	187	936	627
Quebrada Blanca	47	65	182	229
Carmen de Andacollo	167	123	549	401
	760	540	2,400	2,007

Zinc
Trail Operations	571	558	2,266	2,049
Red Dog	649	639	1,752	1,444
Pend Oreille	31	25	105	77
Other	1	3	8	7
Inter-segment sales	(192)	(142)	(635)	(430)
	1,060	1,083	3,496	3,147

Energy	–	1	–	2
TOTAL REVENUES	$3,207	$3,557	$12,048	$9,300

GROSS PROFIT (LOSS)
Steelmaking coal	$638	$1,178	$3,044	$1,379
Copper
Highland Valley Copper	60	(8)	18	86
Antamina	179	100	566	305
Quebrada Blanca	10	(53)	(107)	(211)
Carmen de Andacollo	47	12	142	9
Other	–	1	(1)	1
	296	52	618	190

Zinc
Trail Operations	39	50	131	178
Red Dog	311	288	874	668
Pend Oreille	–	1	(12)	(10)
Other	–	9	(26)	(6)
	350	348	967	830
Energy	–	(1)	–	(3)
TOTAL GROSS PROFIT	$1,284	$1,577	$4,629	$2,396

34     Teck Resources Limited 2017 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
OPERATING COSTS
Steelmaking coal	$326	$347	$1,392	$1,205

Copper
Highland Valley Copper	133	119	488	452
Antamina	70	52	214	182
Quebrada Blanca	8	41	129	202
Carmen de Andacollo	91	80	302	292
Other	–	(1)	1	(1)
	302	291	1,134	1,127

Zinc
Trail Operations	103	110	437	394
Red Dog	85	119	242	277
Pend Oreille	23	21	84	75
Other	1	(6)	34	13
	212	244	797	759
Total operating costs	$840	$882	$3,323	$3,091

TRANSPORTATION COSTS
Steelmaking coal	$237	$236	$978	$919
Copper
Highland Valley Copper	10	7	32	30
Antamina	7	6	24	19
Quebrada Blanca	1	–	3	3
Carmen de Andacollo	7	7	25	23
	25	20	84	75

Zinc
Trail Operations	35	33	140	138
Red Dog	43	51	127	136
Pend Oreille	–	1	2	2
	78	85	269	276
Total transportation costs	$340	$341	$1,331	$1,270

CONCENTRATE PURCHASES

Trail Operations	$375	$353	$1,480	$1,276
Inter-segment purchases	(192)	(142)	(635)	(430)
Total concentrate purchases	$183	$211	$845	$846

35     Teck Resources Limited 2017 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December,		Year ended December 31,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
ROYALTY COSTS
Steelmaking coal	$3	$7	$13	$13

Copper
Antamina	8	3	28	17

Zinc
Red Dog	176	149	412	282
Total royalty costs	$187	$159	$453	$312

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$183	$165	$725	$628

Copper
Highland Valley Copper	56	47	195	182
Antamina	23	26	104	104
Quebrada Blanca	28	77	157	235
Carmen de Andacollo	22	24	80	77
	129	174	536	598

Zinc
Trail Operations	19	12	78	63
Red Dog	34	32	97	81
Pend Oreille	8	2	31	10
	61	46	206	154
Energy	–	2	–	5
Total depreciation and amortization	$373	$387	$1,467	$1,385
TOTAL COST OF SALES	$1,923	$1,980	$7,419	$6,904

36     Teck Resources Limited 2017 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
Steelmaking coal	$132	$63	$506	$277

Copper
Highland Valley Copper	22	17	69	70
Antamina	18	19	75	82
Quebrada Blanca	–	2	–	2
Carmen de Andacollo	2	–	3	2
	42	38	147	156

Zinc
Red Dog	4	7	25	44
Total	$178	$108	$678	$477

37     Teck Resources Limited 2017 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
Steelmaking coal	2017	2016	2017	2016

Waste production (million BCM’s)	70.4	60.0	271.9	252.0
Clean coal production (million tonnes)	6.9	7.3	26.6	27.6

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.2:1	8.3:1	10.2:1	9.1:1
Sales (million tonnes)	6.4	6.9	26.8	27.0

Highland Valley Copper

Tonnes mined (000's)	31,366	30,111	118,766	115,369
Tonnes milled (000's)	13,760	13,176	52,285	49,499

Copper
Grade (%)	0.29	0.23	0.24	0.29
Recovery (%)	76.2	75.2	74.4	83.1
Production (000's tonnes)	30.2	22.5	92.8	119.3
Sales (000's tonnes)	29.0	23.2	89.1	121.8
Molybdenum
Production (million pounds)	2.9	2.2	9.3	5.4
Sales (million pounds)	3.2	2.0	8.9	5.2

Antamina

Tonnes mined (000's)	59,125	61,355	236,366	244,443
Tonnes milled (000's)
Copper-only ore	8,446	8,976	31,768	40,727
Copper-zinc ore	4,652	4,423	19,336	13,318

	13,098	13,399	51,104	54,045
Copper (1)
Grade (%)	0.89	0.84	0.93	0.90
Recovery (%)	90.2	87.6	89.2	89.2
Production (000's tonnes)	103.9	98.5	422.5	431.1
Sales (000's tonnes)	113.8	101.6	418.1	423.1

Zinc (1)
Grade (%)	2.28	2.08	2.13	1.79
Recovery (%)	89.4	87.4	88.8	85.7
Production (000's tonnes)	94.9	79.2	372.1	198.0
Sales (000's tonnes)	106.7	78.9	376.8	188.5

Molybdenum
Production (million pounds)	3.7	1.5	8.7	10.3
Sales (million pounds)	4.6	3.1	5.7	10.7

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

38     Teck Resources Limited 2017 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Quebrada Blanca	2017	2016	2017	2016

Tonnes mined (000's)	3,454	4,282	13,416	12,489
Tonnes placed (000's)
Heap leach ore	–	1,184	622	4,856
Dump leach ore	2,598	359	8,690	1,225

	2,598	1,543	9,312	6,081
Grade (SCu%) (1)
Heap leach ore	–	0.40	0.42	0.48
Dump leach ore	0.37	0.18	0.41	0.19

Production (000's tonnes)
Heap leach ore	0.8	6.2	9.0	23.0
Dump leach ore	5.3	2.7	14.4	11.7

	6.1	8.9	23.4	34.7

Sales (000's tonnes)	5.4	9.3	22.7	35.2

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,523	6,794	26,516	28,837
Tonnes milled (000’s)	4,369	4,522	17,274	17,861
Copper
Grade (%)	0.46	0.45	0.47	0.44
Recovery (%)	88.3	88.3	89.0	89.0
Production (000’s tonnes)	17.8	18.2	72.5	69.5
Sales (000’s tonnes)	21.1	19.5	73.9	69.6

Gold (1)
Production (000’s ounces)	14.0	13.2	54.5	53.3
Sales (000’s ounces)	17.1	13.6	55.4	53.7

Copper cathode
Production (000’s tonnes)	1.1	0.9	3.5	3.7
Sales (000’s tonnes)	1.0	1.0	3.5	3.6

Note:
1)	Carmen de Andacollo processes 100% of gold mined. 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

39     Teck Resources Limited 2017 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Trail Operations	2017	2016	2017	2016
Concentrate treated (000’s tonnes)
Zinc	146	138	575	556
Lead	32	39	151	169
Metal production
Zinc (000's tonnes)	80.1	80.2	310.1	311.6
Lead (000's tonnes)	18.2	22.3	87.1	99.2
Silver (million ounces)	4.5	5.5	21.4	24.2
Gold (000's ounces)	12.2	9.0	46.7	47.7

Metal sales
Zinc (000's tonnes)	82.7	83.2	309.4	311.6
Lead (000's tonnes)	18.8	22.7	85.8	96.8
Silver (million ounces)	4.7	5.4	21.5	23.9
Gold (000's ounces)	13.3	10.0	46.5	49.9

Red Dog

Tonnes mined (000's)	2,786	2,930	11,726	13,704
Tonnes milled (000's)	1,037	1,054	4,270	4,250
Zinc
Grade (%)	16.5	16.7	15.5	17.1
Recovery (%)	82.8	82.7	82.1	82.8
Production (000's tonnes)	141.2	124.7	541.9	583.0
Sales (000's tonnes)	181.3	213.8	533.7	600.3
Lead
Grade (%)	5.0	4.4	5.0	4.9
Recovery (%)	48.5	60.4	52.3	56.0
Production (000's tonnes)	25.0	35.3	111.3	122.3
Sales (000's tonnes)	33.4	67.1	113.1	131.5

Pend Oreille

Tonnes mined (000's)	195	181	724	761
Tonnes milled (000's)	134	160	527	652
Zinc
Grade (%)	7.0	6.2	7.1	6.0
Recovery (%)	91.0	89.0	88.0	87.2
Production (000's tonnes)	8.6	8.9	33.1	34.1
Sales (000's tonnes)	8.3	8.9	32.7	34.3
Lead
Grade (%)	1.2	1.4	1.3	1.3
Recovery (%)	72.5	70.4	69.1	68.5
Production (000's tonnes)	1.1	1.6	4.8	5.7
Sales (000's tonnes)	1.0	1.5	4.7	5.7

40     Teck Resources Limited 2017 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, unit costs, cash unit costs before and after by-product margins, cash margins for by-products, net debt, debt to debt-plus-equity ratio, net debt to net debt-plus-equity ratio and net debt to EBITDA ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding

41     Teck Resources Limited 2017 Fourth Quarter News Release

certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. Net debt to EBITDA is net debt divided by EBITDA. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings per share to Adjusted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2017	2016	2017	2016

Earnings per share	$1.32	$1.21	$4.34	$1.80
Add (deduct):
Debt repurchase (gains) losses	–	(0.04)	0.28	(0.07)
Debt prepayment option gain	0.02	(0.02)	(0.06)	(0.15)
Asset sales and provisions	(0.01)	0.02	(0.05)	(0.09)
Foreign exchange (gains) losses	0.02	0.03	(0.01)	(0.08)
Collective agreement charges	–	0.05	0.05	0.07
Break fee in respect of Waneta Dam sale	–	–	0.04	–
Environmental provisions	0.10	–	0.10	–
Asset impairments (reversals)	(0.17)	0.34	(0.17)	0.38
Tax and other items	(0.07)	0.02	(0.07)	0.05
Adjusted earnings per share	$1.21	$1.61	$4.45	$1.91

42     Teck Resources Limited 2017 Fourth Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	Twelve months ended December 31, 2017		Twelve months ended December 31, 2016

Profit attributable to shareholders	$2,509		$1,040
Finance expense net of finance income	212		338
Provision for income taxes	1,438		587
Depreciation and amortization	1,467		1,385
EBITDA	$5,626	(B)	$3,350	(A)

Total debt at period end	$6,369	(D)	$8,343	(C)
Less: cash and cash equivalents at period end	(952)		(1,407)
Net debt	$5,417	(F)	$6,936	(E)
Debt to EDITDA ratio	1.1	(D/B)	2.5	(C/A)
Net Debt to EBITDA ratio	1.0	(F/B)	2.1	(E/A)

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016

Profit attributable to shareholders	$760	$697	$2,509	$1,040
Finance expense net of finance income	39	82	212	338
Provision for income taxes	408	395	1,438	587
Depreciation and amortization	373	387	1,467	1,385
EBITDA	$1,580	$1,561	$5,626	$3,350

Add (deduct):
Debt repurchase (gains) losses	–	(27)	216	(49)
Debt prepayment option (gains) losses	13	(15)	(51)	(113)
Asset sales and provisions	(5)	17	(35)	(67)
Foreign exchange (gains) losses	15	17	(5)	(46)
Collective agreement charges	–	49	41	64
Break fee in respect of Waneta Dam sale	–	–	28	–
Environmental provisions	81	–	81	–
Asset impairments (reversals)	(163)	268	(163)	294
Tax and other items	(41)	13	(41)	35
Adjusted EBITDA	$1,480	$1,883	$5,697	$3,468

43     Teck Resources Limited 2017 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016

Gross profit	$1,284	$1,577	$4,629	$2,396
Depreciation and amortization	373	387	1,467	1,385
Gross profit before depreciation and amortization	$1,657	$1,964	$6,096	$3,781

Reported as:
Steelmaking coal	$821	$1,343	$3,769	$2,007

Copper
Highland Valley Copper	116	39	213	268
Antamina	202	126	670	409
Quebrada Blanca	38	24	50	24
Carmen de Andacollo	69	36	222	86
Other	–	1	(1)	1
	425	226	1,154	788

Zinc
Trail Operations	58	62	209	241
Red Dog	345	320	971	749
Pend Oreille	8	3	19	–
Other	–	9	(26)	(6)
	411	394	1,173	984

Energy	–	1	–	2
Gross profit before depreciation and amortization	$1,657	$1,964	$6,096	$3,781

44     Teck Resources Limited 2017 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2017	2016	2017	2016
Cost of sales as reported	$749	$755	$3,108	$2,765
Less:
Transportation	(237)	(236)	(978)	(919)
Depreciation and amortization	(183)	(165)	(725)	(628)
Inventory write-down	–	–	–	(5)
Collective agreement charge	–	(49)	–	(49)
Adjusted cash cost of sales	$329	$305	$1,405	$1,164
Tonnes sold (millions)	6.4	6.9	26.8	27.0

Per unit costs — CAD$/tonne
Adjusted cash cost of sales	$52	$44	$52	$43
Transportation	37	34	37	34
Collective agreement charge	–	7	–	2
Cash unit costs — CAD$/tonne	$89	$85	$89	$79

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.33	$1.30	$1.33
Per unit costs — US$/tonne[1]
Adjusted cash cost of sales	$41	$33	$40	$32
Transportation	29	26	28	26
Collective agreement charge	–	5	–	2
Cash unit costs — US$/tonne	$70	$64	$68	$60

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

45     Teck Resources Limited 2017 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2017	2016	2017	2016
Revenue as reported	$760	$540	$2,400	$2,007
By-product revenue (A)[1]	(127)	(72)	(378)	(187)
Smelter processing charges	50	50	180	208
Adjusted revenue	$683	$518	$2,202	$2,028

Cost of sales as reported	$464	$488	$1,782	$1,817
Less:
Depreciation and amortization	(129)	(174)	(536)	(598)
Inventory reversal (write-down)	25	23	(12)	23
Labour settlement charges	–	-	(15)	(15)
By-product cost of sales (B)[1]	(15)	(14)	(54)	(28)
Adjusted cash cost of sales	$345	$323	$1,189	$1,199

Payable pounds sold (millions) (C)	174.9	162.3	604.4	695.6

Adjusted per unit cash costs — CAD$/pound
Adjusted cash cost of sales	$1.97	$1.99	$1.97	$1.72
Smelter processing charges	0.29	0.31	0.30	0.30
Total cash unit costs — CAD$/pound (D)	$2.26	$2.30	$2.27	$2.02

Cash margin for by-products — CAD$/pound ((A - B)/C)[1]	$(0.64)	$(0.36)	$(0.54)	$(0.23)
Net cash unit cost CAD$/pound[2]	$1.62	$1.94	$1.73	$1.79

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.27	$1.33	$1.30	$1.33

Adjusted per unit costs – US$/pound[3]
Adjusted cash cost of sales	$1.55	$1.49	$1.52	$1.30
Smelter processing charges	0.22	0.23	0.23	0.22
Total cash unit costs — US$/pound[1]	$1.77	$1.72	$1.75	$1.52
Cash margin for by-products — US$/pound	(0.50)	$(0.27)	(0.42)	$(0.17)
Net cash unit costs — US$/pound	$1.27	$1.45	$1.33	$1.35

Notes:
1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
3)	Average period exchange rates are used to convert to US$/lb equivalent.

46     Teck Resources Limited 2017 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the market outlook for our commodities, production and sales forecasts for our products and individual operations, mine lives and duration of operations at our various mines and operations, the expected timing to reach 90% of production at Fort Hills, expected cost for the repair of the Elkview dryer and time for repair, expectation that we will be able to increase coal production to compensate for the closure of Coal Mountain, coal sales volume guidance, coal cost guidance, coal capital spending guidance, expectation that port upgrades at Neptune will improve the global competitiveness and responsiveness of our steelmaking coal portfolio long-term, timing and cost of Line Creek AWTF modifications, Elk Valley Water Quality Plan spending guidance, including projected 2018 capital spending and other capital spending guidance, expected operating costs associate with the Plan, timing of AWTF construction and projected number of AWTFs required, expectations regarding the additional treatment steps associated with the water quality plan and related benefits, operating cost increase guidance associated with the Plan, expectation that grades at Highland Valle will increase, expected costs and benefits of the additional ball mill project at Highland Valley, potential to extend cathode production at Carmen de Andacollo, Quebrada Blanca Phase 2 mine life and production capacity projections, expected spending and activities on our Project Satellite properties, expected costs and benefits of the Red Dog mill upgrade project, the expectation that there is potential to extend the Pend Oreille mine life, expected Teck share of Fort Hills capital costs, expected share of Fort Hills production volume, benefits of Fort Hills paraffinic froth treatment process, expected impact of U.S. tax reform, projections and sensitivities under the heading “Commodity Prices and 2018 Production”, all guidance appearing in this presentation including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, all of the information provided in this release, the impact of currency exchange rates, and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the Elk Valley Water Quality Plan include assumption that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Steelmaking Coal — Elk Valley Water Management Update” and in the footnotes to our Guidance discussion. Assumptions

47     Teck Resources Limited 2017 Fourth Quarter News Release

regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Assumptions regarding the impact of U.S. tax reform include assumptions regarding profitability of our U.S. operations and there being no negative regulatory developments in the implementation of the U.S. tax reforms. Assumptions regarding the impact of foreign exchange are based on current commodity prices. Our Guidance tables include footnotes with further assumptions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners, and timing of spending and construction is not in our control. Additional factors relating to our Elk Valley Water Quality Plan are discussed under the heading “Steelmaking Coal — Elk Valley Water Management Update”.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

48     Teck Resources Limited 2017 Fourth Quarter News Release

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2017 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, February 14, 2018. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

49     Teck Resources Limited 2017 Fourth Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Year Ended December 31, 2017
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2017	2016	2017	2016
Revenues	$3,207	$3,557	$12,048	$9,300

Cost of sales	(1,923)	(1,980)	(7,419)	(6,904)

Gross profit	1,284	1,577	4,629	2,396

Other operating income (expenses)
General and administration	(37)	(32)	(116)	(99)
Exploration	(20)	(14)	(58)	(51)
Research and development	(15)	(7)	(55)	(30)
Impairment reversal and (asset impairments)	163	(268)	163	(294)
Other operating expense (Note 1)	(136)	(98)	(230)	(197)
Profit from operations	1,239	1,158	4,333	1,725

Finance income	6	3	17	16
Finance expense (Note 2)	(45)	(85)	(229)	(354)
Non-operating income (expense) (Note 3)	(25)	25	(151)	239
Share of income (loss) of associates and joint ventures	1	(1)	6	2
Profit before taxes	1,176	1,100	3,976	1,628
Provision for income taxes	(408)	(395)	(1,438)	(587)
Profit for the period	$768	$705	$2,538	$1,041

Profit attributable to:
Shareholders of the company	$760	$697	$2,509	$1,040
Non-controlling interests	8	8	29	1
Profit for the period	$768	$705	$2,538	$1,041

Earnings per share
Basic	$1.32	$1.21	$4.34	$1.80
Diluted	$1.30	$1.19	$4.28	$1.78
Weighted average shares outstanding (millions)	577.0	576.6	577.5	576.4
Shares outstanding at end of period (millions)	573.3	576.9	573.3	576.9

51     Teck Resources Limited 2017 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Operating activities
Profit for the period	$768	$705	$2,538	$1,041
Depreciation and amortization	373	387	1,467	1,385
Provision for income taxes	408	395	1,438	587
Asset impairments and (impairment reversal)	(163)	268	(163)	294
Gain on sale of investments and assets	(16)	(11)	(51)	(96)
Foreign exchange losses (gains)	15	17	(5)	(46)
Loss (gain) on debt repurchase	–	(27)	216	(49)
Loss (gain) on debt prepayment options	13	(15)	(51)	(113)
Finance expense	45	85	229	354
Income taxes paid	(288)	(181)	(879)	(272)
Other	82	143	233	331
Net change in non-cash working capital items	227	(276)	94	(360)
	1,464	1,490	5,066	3,056
Investing activities
Property, plant and equipment	(546)	(417)	(1,621)	(1,416)
Capitalized production stripping costs	(178)	(108)	(678)	(477)
Expenditures on financial investments and other assets	(160)	(19)	(309)	(114)
Proceeds from the sale of investments and other assets	8	10	109	170
	(876)	(534)	(2,499)	(1,837)
Financing activities
Issuance of debt	–	–	–	1,567
Repurchase and repayment of debt	(8)	(536)	(1,929)	(2,560)
Debt interest and finance charges paid	(95)	(113)	(495)	(571)
Issuance of Class B subordinate voting shares	11	8	26	8
Purchase and cancellation of Class B subordinate voting shares	(175)	–	(175)	–
Dividends paid	(257)	(29)	(344)	(58)
Distributions to non-controlling interests	(7)	(15)	(56)	(21)
	(531)	(685)	(2,973)	(1,635)
Effect of exchange rate changes on cash and cash equivalents	6	23	(49)	(64)
Increase (decrease) in cash and cash equivalents	63	294	(455)	(480)
Cash and cash equivalents at beginning of period	889	1,113	1,407	1,887
Cash and cash equivalents at end of period	$952	$1,407	$952	$1,407

52     Teck Resources Limited 2017 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(CAD$ in millions)	2017	2016
ASSETS

Current assets
Cash and cash equivalents	$952	$1,407
Current income taxes receivable	48	97
Trade accounts receivable	1,791	1,585
Inventories	1,637	1,673
Assets held for sale	350	–
	4,778	4,762

Financial and other assets	1,051	1,034
Investments in associates and joint ventures	943	1,012
Property, plant and equipment	29,045	27,595
Deferred income tax assets	154	112
Goodwill	1,087	1,114
	$37,058	$35,629

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,313	$1,902
Current income taxes payable	273	199
Debt	55	99
	2,641	2,200

Debt	6,314	8,244
Deferred income tax liabilities	5,398	4,896
Deferred consideration	651	723
Retirement benefit liabilities	552	643
Other liabilities and provisions	1,977	1,322
	17,533	18,028
Equity
Attributable to shareholders of the company	19,383	17,442
Attributable to non-controlling interests	142	159
	19,525	17,601
	$37,058	$35,629

53     Teck Resources Limited 2017 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1. OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Settlement pricing adjustments	$62	$90	$190	$153
Share-based compensation	(64)	(45)	(125)	(171)
Environmental and care and maintenance costs	(118)	(60)	(186)	(144)
Social responsibility and donations	(2)	(5)	(7)	(25)
Gain on sale of assets	11	9	35	62
Commodity derivatives	(8)	(34)	12	32
Restructuring	(3)	(2)	(11)	(8)
Take or pay contract costs	(24)	(36)	(81)	(48)
Break fee in respect of Waneta Dam sale	–	–	(28)	–
Other	10	(15)	(29)	(48)
	$(136)	$(98)	$(230)	$(197)

2. FINANCE EXPENSE
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Debt interest	$86	$118	$385	$476
Letters of credit and standby fees	18	23	70	62
Net interest expense on retirement benefit plans	3	5	12	14
Accretion on decommissioning and restoration provisions	22	16	81	55
Other	8	1	14	13
	137	163	562	620
Less capitalized borrowing costs	(92)	(78)	(333)	(266)
	$45	$85	$229	$354

54     Teck Resources Limited 2017 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3. NON-OPERATING INCOME (EXPENSE)
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2017	2016	2017	2016
Foreign exchange gains (losses)	$(15)	$(17)	$5	$46
Gain (loss) on debt prepayment options	(13)	15	51	113
Gain on sale of investments	3	2	9	34
Gain (loss) on debt repurchases	–	27	(216)	49
Provision for marketable securities	–	(2)	–	(3)
	$(25)	$25	$(151)	$239

55     Teck Resources Limited 2017 Fourth Quarter News Release